Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

London, England and San Francisco, CA – – 19 June 2018 – RhythmOne plc (“RhythmOne” or “the Company”), will hold its next Annual General Meeting on Friday 13 July 2018, at 11.00 AM (London time). The meeting will be hosted by Pillsbury Winthrop Shaw Pittman LLP, Tower 42, Level 21, 25 Old Broad Street, London, EC2N 1HQ, United Kingdom.

Shareholders of record as of 11:00 AM (London time) on 11 July 2018 are requested to bring their credentials, including their proxy form attendance card as well as the number of shares held, to attend the meeting. Shareholders unable to attend the meeting in person are urged to send instructions for the voting of their shares so that they are represented at the meeting. Please contact your financial intermediary for the voting procedures to follow.

Copies of RhythmOne’s Annual Report and Accounts for the year ended 31 March 2018 and the notice of Annual General Meeting will be available at https://investor.rhythmone.com/financial-info/results.

Copies of RhythmOne’s Notice of Annual General Meeting, Form of Proxy and Annual Report and Accounts for the year ended 31 March 2018 will be mailed to those shareholders who have elected to receive paper communications.

About RhythmOne

RhythmOne drives engagement between advertisers and targeted audiences – resulting in real, measurable business outcomes. We offer fully integrated, cross-screen solutions that span desktop, mobile, and connected TV (“CTV”) across high-impact video, rich media, display, social, and native advertising formats – ensuring advertisers reach high-propensity audiences wherever and however they consume content. The connections we make are further enhanced through unique audience data and powered by our unified programmatic platform, RhythmMax. This end-to-end platform – coupled with the world-class service of our account teams – provides more direct, efficient, and effective connections, driving ROI for advertisers and publishers. Founded in 2004 in the UK, RhythmOne is headquartered in San Francisco with offices in the US, UK, Europe, APAC, and Canada. For more information, please visit www.rhythmone.com.

For further information, please contact:

Analyst and Investor Contact
Ed Reginelli
RhythmOne plc

Financial Media Contacts
Edward Bridges / Rob Mindell
FTI Consulting LLP
(UK) 020 3727 1000

Nomad and Broker for RhythmOne
Nick Westlake (Nomad) / Michael Wharton / Toby Adcock
Numis Securities Limited
(UK) 020 7260 1000